SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2008

Scopus Video Networks Ltd.
(Translation of registrant's name into English)

10 Ha'amal St., Park Afek, Rosh Ha'ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-133995) and into the Registrant’s Registration Statement on Form F-3 (File No. 333-146745).

On December 22, 2008, Scopus Video Networks Ltd. (“Scopus”) and Harmonic Inc. (“Harmonic”) issued a joint press release announcing that they and Sunrise Acquisition Ltd., a wholly-owned subsidiary of Harmonic (“Merger Sub”), had entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub would merge (the “Merger”) with and into Scopus, with Scopus surviving as a wholly-owned subsidiary of Harmonic. Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of both companies, each Scopus shareholder will receive $5.62 per share in cash for each Scopus ordinary share for a total consideration of $84 million on a fully-diluted basis.

A copy of the joint press release announcing the entering into the Merger Agreement is attached hereto as Exhibit 99.1 and a copy of the Merger Agreement is attached hereto as Exhibit 99.2, and are incorporated by reference herein.

NOTE: The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Scopus. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Scopus, Harmonic or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Scopus’s public disclosures.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: December 24, 2008